Follow-Up Materials

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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kelso Technologies Inc.

*CURRENT ADDRESS

PROCESSED

FEB 11 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2441 FISCAL YEAR 8-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2/5/03

82-2441

03 JAN 23 AM 7:21

AR/S
8-31-02

KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002 and 2001

INDEX

Steingarten Schechter & Co.

Steingarten Schechter & Co.
An Independent Member Of Baker Tilly International
Chartered Accountants
410 - 650 West Georgia Street, P.O. Box 11588, Vancouver, British Columbia V6B 4N8 Phone: (604) 606-1588 Fax: (604) 633-1606
1600 - 220 Portage Avenue, Winnipeg, Manitoba R3C 0A5 Phone: (204) 956-1011 Fax:(204) 949-1411

AUDITORS' REPORT

To the Shareholders of
Kelso Technologies Inc.

We have audited the Consolidated Balance Sheets of KELSO TECHNOLOGIES INC. as at August 31, 2002 and 2001 and the Consolidated Statements of Operations and Deficit and Cash Flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Steingarten Schechter & Co

December 9, 2002
Vancouver, British Columbia

KELSO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

August 31, 2002 and 2001

	2002	2001
ASSETS		
Current:		
Cash	$ 92,492	$ 6,732
Goods and services tax receivable	1,501	1,067
	$ 93,993	$ 7,799
Capital assets (note 4)	7,821	3,194
	$ 101,814	$ 10,993
LIABILITIES		
Current:		
Accounts payable and accrued liabilities (note 6)	$ 116,215	$ 239,416
SHAREHOLDERS' DEFICIT		
Share capital:		
Common shares (notes 5 and 7)	$ 5,347,296	$ 4,710,485
Preference shares (note 5)	130,500	130,500
Deficit (page 3)	(5,492,197)	(5,069,408)
	$ (14,401)	$ (228,423)
	$ 101,814	$ 10,993

APPROVED ON BEHALF OF THE BOARD:

____________ Director

____________ Director

The accompanying notes are an integral part of these Consolidated Balance Sheets.

Steingarten Schechter & Co.

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years Ended August 31, 2002 and 2001

	2002	2001
Revenue	$ -	$ -
Expenses:		
Accounting and legal (note 6)	$ 117,206	$ 71,978
Advertising	3,979	1,395
Amortization	1,734	999
Automobile	7,979	7,812
Bank charges	1,032	1,032
Consulting (note 6)	30,244	20,732
Interest (note 6)	-	14,000
Investor relations	4,592	-
Licenses and fees	21,311	9,389
Management fees (notes 6 and 11)	98,200	82,200
Office and general	8,717	3,637
Rent (note 6)	10,110	10,110
Telephone	4,882	2,084
Travel	24,044	9,348
	$ 334,030	$ 234,716
Loss before the undernoted	$ (334,030)	$ (234,716)
Interest income	1,429	864
Research and development costs (note 6)	(90,188)	(17,200)
Net loss for the year	$ (422,789)	$ (251,052)
Deficit, beginning of year	(5,069,408)	(4,818,356)
Deficit, end of year	$ (5,492,197)	$ (5,069,408)
Loss per share (note 9)	$ (0.015)	$ (0.011)

The accompanying notes are an integral part of these Consolidated Statements.

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended August 31, 2002 and 2001

	2002	2001
Cash flows from (used in) operating activities		
Net loss for the year (page 3)	$ (422,789)	$ (251,052)
Add: items not affecting cash		
- amortization	1,734	999
- bonus interest on loan payable (note 10)	-	14,000
	$ (421,055)	$ (236,053)
Changes in non-cash working capital		
Goods and Services Tax receivable	(434)	1,731
Accounts payable and accrued liabilities (note 10)	(123,201)	82,809
	$ (544,690)	$ (151,513)
Cash flows used in investment activities		
Purchase of capital assets	$ (6,361)	$ (401)
Cash flows from (used in) financing activities		
Issuance of common shares (note 10)	$ 636,811	$ 57,800
Issuance of preference shares	-	75,000
Loan proceeds	-	50,000
Loans payments	-	(59,320)
	$ 636,811	$ 123,480
Increase (decrease) in cash during the year	$ 85,760	$ (28,434)
Cash, beginning of year	6,732	35,166
Cash, end of year	$ 92,492	$ 6,732

The accompanying notes are an integral part of these Consolidated Statements.

Steingarten Schechter & Co.

3. SIGNIFICANT ACCOUNTING POLICIES, continued

Foreign Exchange:

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange at the balance sheet date. Revenue and expenses are translated at the exchange rate at the date of the transactions.

Financial Instruments:

The company's financial instruments consist of cash, accounts payable and accrued liabilities and loans payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments except for the risk of exchange rate fluctuations on accounts payable. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net Carrying Amount 2002	Net Carrying Amount 2001
Office equipment	$ 8,158	$ 6,728	$ 1,430	$ 1,788
Computer equipment	17,912	11,521	6,391	1,406
	$ 26,070	$ 18,249	$ 7,821	$ 3,194

5. SHARE CAPITAL

Authorized:
100,000,000 Class "A" Preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" Convertible, Voting, Preference Shares, Series I
100,000,000 Common shares, without par value

Issued:

a) Common:

	2002 Number of Shares	2002 Amount	2001 Number of Shares	2001 Amount
Balance, beginning of year	22,246,321	$ 4,710,485	21,476,654	$ 4,621,855
Issued during year:				
- for cash	5,983,102	600,311	65,000	11,050
- for exercise of share purchase warrants	200,000	20,000	-	-
- for exercise of stock options	150,000	16,500	578,000	63,580
- for bonuses on loan proceeds	-	-	126,667	14,000
Balance, end of year	28,579,423	$ 5,347,296	22,246,321	$ 4,710,485

cont'd . . .

5. SHARE CAPITAL, continued

25,000 of the preference shares are convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until June 21, 2002. The rate will increase by $0.05 on each annual anniversary date until June 21, 2006. Each share purchase warrant will have a term of two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

c) Share Purchase Warrants:

The following share purchase warrants are outstanding at August 31, 2002:

Number of Shares	Exercise Price	Expiry Date
65,000	$0.17	October 30, 2002
5,283,102	$0.10	October 10, 2003
75,000	$0.16	April 23, 2004
200,000	$0.12	May 27, 2004
200,000	$0.12	July 19, 2004

d) Stock Options:

The following stock options are outstanding at August 31, 2002:

Number of Shares	Exercise Price	Expiry Date
810,925	$0.11	March 3, 2005
121,418	$0.11	April 18, 2005
375,000	$0.14	April 18, 2005
695,300	$0.11	October 6, 2005
620,299	$0.10	October 11, 2006
147,286	$0.10	November 22, 2006

6. RELATED PARTY TRANSACTIONS

Related parties are directors and officers, companies controlled by the directors and officers and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the year:

	2002	2001
Consulting	$ 30,019	$ 15,000
Interest	$ -	$ 14,000
Legal	$ 71,590	$ 43,373
Management fees	$ 98,200	$ 82,200
Rent	$ 10,110	$ 10,110
Research and development costs	$ 50,000	$ 8,308

cont'd . . .

6. RELATED PARTY TRANSACTIONS, continued

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable are $106,424 (2001 - $231,426) to related parties.

7. SUBSEQUENT EVENTS

Subsequent to August 31, 2002, the following transactions occurred:

a) The company issued 1,071,470 units at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder thereof to purchase one additional common share at a price of $0.10 per share. The share purchase warrants expire on November 7, 2004.

b) The company issued 2,000,000 units at a price of $0.05 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder thereof to purchase one additional common share at a price of $0.10 per share. The share purchase warrants expire on November 7, 2004.

c) The company granted 920,299 stock options to purchase the same number of common shares of the company at a price of $0.10 per share. The stock options expire on September 4, 2007.

d) The company granted 307,147 stock options to purchase the same number of common shares of the company at a price of $0.11 per share. The stock options expire on November 4, 2007.

8. INCOME TAXES

The company has loss carry forwards of $2,462,129 to reduce future income tax as follows:

2003	$	314,223
2004	$	276,926
2005	$	483,438
2006	$	469,379
2007	$	245,376
2008	$	251,732
2009	$	421,055

The company has net capital losses of $103,514 to be applied against future net capital gains. These losses can be carried forward indefinitely.

cont'd . . .

8. INCOME TAXES, continued

The company has filed for Canadian Exploration Expenditures totalling $92,424 and Canadian Development Expenditures totalling $50,500 and are available to reduce future taxable income.

The tax benefits of these losses and expenditures are not reflected in these consolidated financial statements.

9. LOSS PER SHARE

Loss per share has been calculated using the average number of shares outstanding during the year (2002 – 27,375,568 common shares; 2001 – 22,108,684 common shares).

10. CASH FLOWS

Issuance of common shares:

The total issuance of common shares of $636,811 (2001 - $88,630) consists of nil (2001 - $14,000) bonus on loans payable, nil (2001 – $16,830) issuance of shares for debt, and shares for cash of $636,811 (2001 - $57,800).

11. CONTRACTUAL OBLIGATIONS

Management Agreement:

By agreement dated February 1, 1996 and renewed on February 1, 1999, the company entered into an agreement with a director to serve the company and its subsidiary as an executive officer. In consideration, the company agreed to pay $6,850 per month. The agreement may be terminated by the director by giving two month written notice, or by the company at any time without notice. Termination of the agreement by the company would require the company to make a severance payment equal to twelve months of consulting fees.

KELSO TECHNOLOGIES INC.

QUARTERLY REPORT

SCHEDULE B

Year Ended August 31, 2002

1. No deferred costs were incurred during the year.

2. RELATED PARTY TRANSACTIONS

Related parties are directors and officers, companies controlled by the directors and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the year:

Consulting	$	30,019
Legal	$	71,591
Management fees	$	96,200
Rent	$	10,110
Research and development costs	$	50,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable are $106,424 to related parties.

3. a) Summary of Securities Issued During the Year:

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration
01/10/11	Common	Private Placement	5,483,102	$0.10	$ 548,310	Cash
01/11/09	Common	Options Exercised	100,000	$0.11	$ 11,000	Cash
02/02/27	Common	Options Exercised	50,000	$0.11	$ 5,500	Cash
02/05/13	Common	Private Placement	100,000	$0.12	$ 12,000	Cash
02/05/27	Common	Private Placement	200,000	$0.10	$ 20,000	Cash
02/05/29	Common	Exercised Warrants	190,000	$0.10	$ 19,000	Cash
02/07/19	Common	Warrants Exercised	10,000	$0.10	$ 1,000	Cash
02/07/19	Common	Private Placement	200,000	$0.10	$ 20,000	Cash

b) Stock options granted during the year

Date	Number of Shares	Name	Exercise Price	Expiry
01/10/11	620,299	James Williams	$0.10	06/10/11
01/11/22	49,029	John Carswell	$0.10	06/11/22
01/11/22	98,257	Stephen Grossman	$0.10	06/11/22

4. a) Share Capital:

Authorized:

100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting preference, Series 1

100,000,000 common shares without par value

b) Issued and Fully Paid:

28,579,423 common shares

130,500 Class "A" convertible, voting preference shares, Series 1

c) Summary of Options, Warrants and Convertible Securities:

i) Stock Options Outstanding at August 31, 2002

Number of Shares	Exercise Price	Expiry Date
810,925	$0.11	March 3, 2005
121,418	$0.11	April 18, 2005
375,000	$0.14	April 18, 2005
695,300	$0.11	October 6, 2005
620,299	$0.10	October 11, 2006
147,286	$0.10	November 22, 2006

ii) Warrants Outstanding at August 31, 2002

Number of Shares	Exercise Price	Expiry Date
65,000	$0.17	October 30, 2002
5,283,102	$0.10	October 10, 2003
75,000	$0.16	April 23, 2004
200,000	$0.12	May 27, 2004
200,000	$0.12	July 19, 2004

d) Escrowed Shares

750,000 common shares issued at $0.01 per share are held in escrow.

5. List of Directors

John Carswell
Stephen Louis Grossman
Bryce Stewart

List of Directors

John Carswell – Vice President, Corporate Communcations
Stephen L. Grossman – President and CEO
D. Brian Hay – Vice President, Corporate Affairs and Development
Barry LaCroix – Vice President of Engineering
Harley D. Sinclair – Secretary

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION

SCHEDULE C

Twelve Months Ended August 31, 2002

Description of Business

The Company is in the process of developing various types of pressure relief valves that are initially designed to be installed on railroad tank cars. The Kelso JS75 SRV is Kelso's first patented pressure relief valve that is an external valve which has specific advantages over the current class of internal pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self governing body for the railroad industry in North America and Mexico, which requires certain products including the JS75 SRV to be installed on railroad tank cars and satisfactorily complete a service trial prior to commercialization.

In order to enter the service trial, the Company must install a JS75 SRV on thirty tank cars. Under a signed Agreement dated September 5, 2001, with Terra International, Inc., Kelso has concluded installing all thirty Kelso JS75 SRV valves on their leased Union Tank cars as of March 15, 2002. These cars are now traveling throughout all of North America.

Discussion of Operations, Financial Condition and Milestones

Liquidity and Solvency

During the year ended August 31, 2002, the company earned no revenues and incurred $334,030 in general and administrative expenses. The major expenditures during the year were as follows:

Accounting & legal	$	117,206
Management fees	$	98,200
Consulting	$	30,244

Audit and accounting fees for the year totalled $11,575. Legal fees of $44,377 are due to the law firm of Godhino Sinclair (one of the principals of which is Harley Sinclair, the Company's Corporate Secretary) for general legal matters. $13,681 in legal fees relate to patent work on the JS75 SRV.

During the year, $82,200 was paid or accrued as management fees to Stephen L. Grossman (the President and CEO of the Company).

Subsequent Events

Subsequent to August 31, 2002, the Company has completed the first year of a two-year AAR Service Trial and the Company is now in the process of seeking AAR approval in order to begin commercialization of its JS75 SRV Pressure Relief Valve. The approval would be related to non-regulated commodities being transported by general-purpose railroad tank cars. At the end of the second year, the Company will seek approval for regulated commodities being transported by general-purpose railroad tank cars.

Through August 31, 2002, the thirty Service Trial tank cars averaged approximately 11,506 miles per tank car. The requirement for all twelve months is an average of 5,000 miles per tank car. Therefore surpassing the AAR minimum mileage requirement with still three months to go in the first year of the trial.

On November 4, 2002, the Company closed a private placement equaling $207,147.00 (CDN) to be used for general working capital.

As of October 31, 2002, Mr. Grossman has accrued unpaid management consulting fees in the approximate amount of $75,350.

If you have any questions, please feel free to contact Kelso at 1-604-899-1274.

Kelso thanks you...

Stephen L. Grossman, President and C.E.O.
Kelso Technologies Inc.